SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549


                            AMENDMENT NO. 3 TO
                              SCHEDULE 14D-9
                  SOLICITATION/RECOMMENDATION STATEMENT
                   PURSUANT TO SECTION 14(d)(4) OF THE
                     SECURITIES EXCHANGE ACT OF 1934


                              Handy & Harman
                        (Name of Subject Company)

                              Handy & Harman
                   (Name of Person(s) Filing Statement)

                 Common Stock, par value $1.00 per share
                      (Title of Class of Securities)

                                410306104
                  (CUSIP Number of Class of Securities)

                           Paul E. Dixon, Esq.
                      Senior Vice President, General
                          Counsel and Secretary
                              Handy & Harman
                             250 Park Avenue
                         New York, New York 10177
                              (212) 661-2400
   (Name, Address and Telephone Number of Person Authorized to Receive Notice and Communications on Behalf of the Person(s) Filing Statement)

                             With a Copy to:

                          Milton G. Strom, Esq.
                 Skadden, Arps, Slate, Meagher & Flom LLP
                             919 Third Avenue
                      New York, New York 10022-3897
                              (212) 735-3000





      This Amendment supplements and amends as Amendment No. 3 the Solicitation/Recommendation Statement on Schedule 14D-9, originally filed on December 24, 1997 (as amended, the "Schedule 14D-9"), by Handy & Harman, a New York corporation ("Handy & Harman"), relating to the tender offer (the "WHX Offer") by HN Acquisition Corp., a New York corporation (the "Purchaser") and wholly owned subsidiary of WHX Corporation, a Delaware corporation ("Parent"), disclosed in a Tender Offer Statement on
Schedule 14D-1, dated December 16, 1997, to purchase any and all outstanding shares of common stock, par value $1.00 per share (the "Shares"), of Handy & Harman, including the associated Common Stock Purchase Rights issued pursuant to the Rights Agreement, dated as of January 26, 1989, as amended on April 25, 1996 and October 22, 1996 (as so amended, the "Rights Agreement"), of Handy & Harman at a price of $30.00 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 16, 1997, and the related Letter of Transmittal. Capitalized terms used and not otherwise defined herein shall have the meanings set forth in the
Schedule 14D-9.

ITEM 8.  ADDITIONAL INFORMATION TO BE FURNISHED.

      On January 7, 1998, Harbor Finance Partners, on behalf of itself and all other shareholders of Handy & Harman similarly situated (the "Plaintiff"), filed a purported class action complaint (the "Complaint") in the Supreme Court of the State of New York for the County of New York (the "Court") against Handy & Harman and certain of Handy & Harman's directors (the "Defendants"). The Complaint alleges, among other things, that the individual Defendants have breached their fiduciary duties to Handy & Harman and its shareholders by (i) failing to properly consider the WHX Offer on a fully informed basis, (ii) failing and refusing to negotiate with representatives of WHX and (iii) impairing the franchise rights of Handy & Harman's shareholders by, among other things, amending Handy & Harman's By-laws to permit the Board of Directors to schedule the date and time of the annual meeting of shareholders. The Plaintiff seeks as relief, among other things, (i) an order from the Court requiring that the individual Defendants (a) cooperate fully with any entity or person, including WHX, having a bona fide interest in proposing any transaction that would maximize shareholder value, (b) immediately undertake an appropriate evaluation of, and take appropriate steps to enhance, Handy & Harman's value as a merger or acquisition candidate, (c) take certain steps to expose Handy & Harman to the marketplace in an effort to create an active auction of Handy & Harman, (d) act independently so that the interests of Handy & Harman's public shareholders will be protected, and
(e) ensure that no conflicts of interest exist between the individual Defendants' own interests and their fiduciary obligation to maximize shareholder value or, if such conflicts of interest exist, ensure that such conflicts of interest are resolved in the best interests of Handy & Harman's public shareholders; and (ii) unspecified monetary damages, including a reasonable allowance for attorneys' and experts' fees. The Defendants believe that the lawsuit is without merit and intend to defend themselves vigorously.

      The foregoing description of the Complaint is qualified in its entirety by reference to the full text of the Complaint which is filed herewith as Exhibit 30 and is incorporated herein by reference.

ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS.

      Exhibit
         No.            Description
      -------           -----------
        30              Complaint filed in the Supreme Court of the State
                        of New York, New York County, in an action titled
                        Harbor Finance Partners, on behalf of itself and all others similarly situated v. Handy & Harman et al.





                                SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  January 8, 1998                   HANDY & HARMAN


                                          By:  /s/  Paul E. Dixon
                                          Name:  Paul E. Dixon
                                          Title: Senior Vice President,
                                                 General Counsel and
                                                 Secretary





                              EXHIBIT INDEX

      Exhibit
         No.            Description
      -------           -----------
      30                Complaint filed in the Supreme Court of the State
                        of New York, New York County, in an action titled
                        Harbor Finance Partners, on behalf of itself and all others similarly situated v. Handy & Harman et al.